X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

04 MAR 25 AM 7:21

DELIVERED BY MAIL

04010905

March 16, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest news release for X-Cal Resources Ltd, which is dated March 6, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encls

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

X-Cal Resources Ltd.

TSX/XCL **March 16, 2004**

News Release

X-CAL APPOINTS NEW DIRECTORS

X-Cal Resources Ltd. is pleased to announce the appointment of Larry Kornze, P.Eng., and Robert Preston to the Board of Directors of the Company and wishes farewell to one Board member. The appointments have the effect of increasing the size of the Board from five to six directors.

Mr. Larry Kornze is well known in the mining industry for his contribution to the growth of Barrick Gold Corporation, which earned Mr. Kornze the honor of having Barrick's Betze gold deposit in Nevada being named in part after him. Since retiring from Barrick, Mr. Kornze has become a director of several public companies. Mr. Kornze sits on the Sleeper Joint Venture Management Committee on behalf of X-Cal, and is a senior geologist on the X-Cal team.

Mr. Robert Preston is a Toronto-based lawyer with the firm of Ricketts Harris, LLP. Mr. Preston has many years of corporate experience and qualifies as an independent director for X-Cal.

Mr. Daniel Kappes, President of Kappes Cassiday & Associates in Nevada, is departing the Board of X-Cal. The Company will continue to have access to the technical services and expertise that Mr. Kappes and his company provide to the mining industry. We wish to sincerely thank Mr. Kappes for his contribution to X-Cal to date and look forward to ongoing good relations.

X-Cal anticipates a busy year with the Sleeper Joint Venture drilling underway in Humboldt County, Nevada, and a drill program pending for the Mill Creek Gold Property in Lander County, Nevada. The Company has applied for 750,000 new options at $0.80 per share for new and existing Board members. The new appointments have increased the number of independent directors and brings additional geologic expertise to the Board.

• • • • • • •

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*